June 1, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	InterPrivate Investment Partners V, Inc.
Registration Statement on Form S-1 (File No. 333-295323)

Ladies and Gentlemen,

On May 28, 2026, the undersigned, as the representative of the several underwriters, joined in the request of InterPrivate Investment Partners V, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on June 1, 2026, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

* * *

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David batalion
	Name:	David Batalion
	Title:	Managing Director, Investment Banking

[Signature Page to UW Withdrawal of Acceleration Request]